SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES BIGGEST EVER EXPANSION

4
0 NEW ROUTES FOR WINTER 2008

12
 NEW ROUTES
 FROM BIRMINGHAM,
BRISTOL
, LONDON, MANCHESTER

Ryanair, Europe's largest low fares airline, today (
Thursday,
5
th
 June
 2008
) announced its biggest ever single expansion, launching
12
 new UK routes as part of a package of
4
0 new
European
routes for W
inter 2008.
  Londoners are set to enjoy 7 new low fare routes, from London Luton to
Beziers
, Derry,
Kaunas
,
Rzeszow
,
Szczecin
 (
Poland
) and
Trapani
 (
Sicily
) and from London Stansted to
Madrid
.
UK
 passengers can also look forward to
the lowest guaranteed fares with Ryanair from
Bristol
 to
Gdansk
,
Marrakesh
 and

Szczecin
, from
Birmingham
 to Frankfurt and from
Manchester
 to
Brussels
, in addition to new routes announced last week from Bournemouth and
Glasgow
.

Speaking today, Ryanair's
Bridget

Dowling
 said:

"
While other airlines are busy increasing fuel surcharges, Ryanair is busy guaranteeing the lowest fares and no fuel surcharges

ever
on
4
0 new European routes
. Passengers at 1
2
 European bases are set to benefit
 from our biggest ever single expansion, and these
4
0 new routes will ensure passenger savings of
£15
0m compared to the high fares levied by
Europe
's fuel surcharging flag carriers.

"To celebrate
,

we are giving away 250,000 one-way seats for £10, and we urge passengers to book immediately on www.ryanair.com because demand for our sizzling summer offers continues to be huge
"
.

Notes for Editors:

New Routes to start week of 27
th
 October
20
08:

Bremen to: Fuerteventura, Gothenburg, Marrakesh, Tenerife.
Bournemouth to:
Milan
,
Paris
Bristol
 to:
Gdansk
,
Marrakesh
,
Szczecin
Brussels
 to:
Fez
,
Gdansk
,
Manchester
,
Marrakesh
,
Riga
, Tangier,
Wroclaw
Frankfurt to:
Birmingham
,
Klagenfurt
,
Prague
Glasgow
 to: Faro,
Malaga
,
Tenerife
London
 Luton to:
Beziers
, Derry,
Kaunas
,
Rzeszow
,
Szczecin
 and
Trapani
.
Madrid
 to:
London
,
Milan
Marseille to: Agadir,
Brest
,
Lille
, Nador, Tangier
Milan
 to:
Berlin
,
Bournemouth,
Brindisi
,
Fez
,
Ibiza
,
Madrid
Rome
 to: Alghero

Ends.

Thursday, 5
th
 June 2008

For reference:

    Lorna Farren - Ryanair
       Pauline McAlester - Murray Consultants

                     Tel: +353-1-8121271

    Tel: +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  05 June 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director